SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON SEPTEMBER 25th, 2008.

PLACE AND TIME: Av. Eusébio Matoso, No. 891, 22nd floor – São Paulo - SP, 18h00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Directors, pursuant to the terms proposed by the Executive Board in a meeting held on September 15, 2008, resolve to:

1. Approve the payment of interest on capital stock referred to the third quarter of 2008 to the shareholders of the Company, in the following amounts:

(i) gross amount of R$0.0388235 for each common share and of R$0.0427059 for each preferred share; and

(ii) net amount of R$0.0330000 for each common share and of R$0.0363000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. The payment of the interest mentioned in item 1 above shall be carried out in accordance with item 4 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law nº 9,249/95 and of § 8th article 48 of the By-Laws of the Company.

3. In the event the Board of Directors of Unibanco Holdings S.A. approves a similar proposal to the one described in item 1 above in a meeting to be held in this same day, the bearers of Units and Global Depositary Share (“GDS”) will be entitled to receive interest on the capital stock corresponding to the total amount paid for the shares represented by them, as follows:

(i) The gross amount of R$0.0764692 for each Unit;

2

(ii) The net amount of R$0.0649988 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

(iii) The gross amount of R$0.7646920 for each GDS; and

(iv) The net amount of R$0.6499880 for each GDS, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. The shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, as from September 26th, 2008, and the payment of the mentioned interest will occur on October 31st, 2008. The date of September 30th, 2008 will be considered as “Record Date” in order to comply with the Company’s obligations under the GDS program maintained by the Company in the United States of America.

São Paulo, September 25th, 2008. (aa) Pedro Moreira Salles, Geraldo Travaglia Filho, José Castro Araújo Rudge, Claudia Politanski, Ivo Luiz de Sá Freire Vieitas Júnior, Raphael Afonso Godinho de Carvalho, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, September 25th, 2008.

___________________________________

___________________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 25, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.